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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)*


                          PINNACLE ENTERTAINMENT, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

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                                   723456 10 9
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                                 (CUSIP Number)

                               JENNINGS J. NEWCOM
                            DAVIS GRAHAM & STUBBS LLP
                           1550 17TH STREET, SUITE 500
                                DENVER, CO 80202
                                 (303) 892-9400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   MAY 7, 2002
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           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


           PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 723456 10 9                               Pinnacle Entertainment, Inc.
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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            R.D. HUBBARD
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |x|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS (See Instructions)

            N/A
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    2,322,699 *
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   2,322,699 *
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,322,699 *
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%
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  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
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*    Includes options exercisable to purchase 282,000 shares pursuant to options exercisable within 60 days of the date of this statement and 20,879 shares held in a deferred compensation account pursuant to the Company's Amended and Restated Directors Deferred Compensation Plan.

Schedule 13D
CUSIP No. 723456 10 9                               Pinnacle Entertainment, Inc.
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      This Statement relates to the Schedule 13D, as amended (the "Schedule
13D"), filed by Mr. R.D. Hubbard with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), of Pinnacle Entertainment, Inc. (the "Company"), and constitutes Amendment No. 22 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in
Schedule 13D.


ITEM 4.    PURPOSE OF TRANSACTION.

      Mr. Hubbard resigned from his position as Chairman of the Board of the Company effective April 10, 2002 and resigned as a director effective April 26, 2002. He has engaged in certain sales of the Company's Common Stock to decrease his ownership percentage as described in Item 5 below. Mr. Hubbard may engage in transactions in the future to further reduce his ownership interest in the Company.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Hubbard sold shares of the Company's Common Stock in open market transactions on the New York Stock Exchange as follows: (i) on April 16, 2002, Mr. Hubbard sold 27,000 shares at a price of $9.92 per share; (ii) on April 17, 2002, Mr. Hubbard sold 73,000 shares at a price of $9.82 per share; (iii) on April 19, 2002, Mr. Hubbard sold 50,000 shares at a price of $10.82 per share;
(iv) on May 7, 2002, Mr. Hubbard sold 250,000 shares at a price of $12.20 per share; and (v) on May 14, 2002, Mr. Hubbard sold 200,000 shares at a price of $12.10 per share.

Schedule 13D
CUSIP No. 723456 10 9                               Pinnacle Entertainment, Inc.
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Dated:  May 15, 2002


                                           /s/ R.D. HUBBARD
                                        ----------------------------------------
                                        R.D. Hubbard


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